UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

                                               OMB APPROVAL
                                               OMB NUMBER 3235-0058
                                               Expires: June 30, 1994
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                                               hours per response . . .2.50

                                               SEC FILE NUMBER: 1-5528

                                               CUSIP NUMBER: 947900 10 6


(Check One):___Form 10-K ___Form 20-F ___Form 11-K _X_Form 10-Q ___Form N-SAR


    For Period Ended: September 30, 1995

    [  ] Transition Report on Form 10-K
    [  ] Transition Report on Form  20-F
    [  ] Transition Report on Form  11-K
    [  ] Transition Report on Form  10-Q
    [  ] Transition Report on Form  N-SAR
For the Transition Period Ended:__________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

  Wedco Technology, Inc.


Address of Principal Executive Office (Street and Number)

  Wedco Technology, Inc.
  P.O. Box 397
  Bloomsbury, New Jersey 08804


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__X__   (b)    The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K or
               Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The registrant's accountants recently requested that certain adjustments be made to the statements as prepared. These adjustments had to be reviewed by the Chief Financial Officer of the registrant who was out of town and did not return until November 13, 1995. The Chief Financial Officer has accepted the adjustments, and it will take two or three days to revise the financial statements appropriately and have them formatted for EDGAR.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Mark Kuna                     (908)479-4181

     (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?
     If answer is no, identify report(s).

                 __x__  Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                __x__  Yes      No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See explanation attached hereto.)

                               Wedco Technology, Inc.

                      (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  November 15, 1995                By:  Robert F. Bush
                                             Vice President - Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                          WEDCO TECHNOLOGY, INC.

                                FORM 12b-25

                        Part IV - Other Information


Item (3) - Explanation of change in results of operations

     The registrant anticipates that its earnings statements which will be included in the registrant's Quarterly Report on Form 10-Q for its second quarter ended September 30, 1995, will reflect the following changes in results of operations:

     Second quarter net revenues increased 2.8% to $10,918,377 from $10,623,445 for the same period last year. Net income for the quarter decreased 95% to $52,321 from $969,349 in the second quarter of fiscal 1995, and earnings decreased to $.01 per share from $0.27 per share in the previous second quarter.

     For the six months ended September 30, 1995, net revenues increased 9.0% to $22,127,725 from $20,294,845 in the same period of the previous year. Net income for the six month period decreased 64% to $690,511, or $.19 per share, from $1,923,039, or
$.53 per share, in the comparable period of fiscal 1995.

     The decrease in operating income was caused by the cyclical downturn in the worldwide plastics industry which occurred during the current fiscal year. This resulted in declines in the utilization of the registrant's machinery and equipment and the absorption of certain overhead costs in several of the registrant's facilities. Furthermore, a portion of the increase in revenues reported during the current six-month period is attributed to an increase in compounding services rendered by the registrant's Dutch subsidiary, which services yield lower margins than the traditional processing services.

     The registrant also experienced an increase in competition in the United States during the current six-month period and increased labor costs in certain domestic locations. In addition, earnings of the registrant's joint venture in Canada continued to be adversely affected by ongoing costs associated with its sales, marketing and administrative office in Toronto, Canada and by repetitive monthly losses associated with its research and production facility in Oklahoma. During the current quarter, the registrant also incurred approximately $300,000, or $.08 per share, in legal, accounting and other expenses related to its proposed merger with ICO, Inc.